Exhibit (h)(iii)(3)

AMENDMENT

TO

TRANSFER AGENCY AND SERVICE AGREEMENT

This Amendment to the Transfer Agency and Service Agreement (the “Amendment”) is made and entered into as of December 17, 2018 by and between The Select Sector SPDR Trust (the “Fund”) and State Street Bank and Trust Company (the “Bank” and, with respect to its transfer agency services, the “Transfer Agent”).

WITNESSETH:

WHEREAS, the parties entered into that certain Transfer Agency and Service Agreement dated as of December 1, 1998, as amended (the “Agreement”); and

WHEREAS, the Third Amendment to Transfer Agency and Service Agreement dated as of August 7, 2012 (the “Third Amendment”) amended the Agreement to include certain AML functions delegated by the Fund to the Bank; and

WHEREAS, the parties wish to amend certain provisions of the Agreement to include certain provisions related to sanctions screening and the sharing of suspicious activity reports, and to add a new provision regarding requests received by the Fund pursuant to USA PATRIOT Act Section 314(a);

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained herein, the parties hereby agree to amend the Agreement, pursuant to the terms thereof, as follows:

I.	The Third Amendment is retitled “AML Supplement.”

II.	Section 1.2(a) of the AML Supplement is amended by deleting the entire section and replacing with the following:

Section	1.2(a) Sanctions Screening

The Bank, on behalf of the Transfer Agent and the Funds, shall, before opening an account for a new Authorized Participant and periodically thereafter, screen Authorized Participants against sanction-related lists promulgated by the United States, the European Union, and the United Nations, including, but not limited to, those issued/maintained by the Office of Foreign Asset Control (“OFAC”) of the United States Department of the Treasury. The Bank reserves the right to screen new and existing Authorized Participants against such other sanction-related lists as may be required by the Bank’s AML and Sanctions Program from time to time. The Bank and the Transfer Agent shall block, freeze or reject any Authorized Participant’s order or account in the event that a new or existing Authorized Participant matches a name contained on one of the foregoing sanctions lists and the Bank cannot resolve such match in accordance with the Transfer

Agent’s AML Procedures. The Fund acknowledges that the Bank and the Transfer Agent shall have no obligation to accept any Authorized Participant’s order for Creation Units and shall have the right to block, freeze or reject any Authorized Participant’s order or account, as applicable, in order for the Bank and/or the Transfer Agent to meet its legal and/or internal compliance requirements. In the event that an Authorized Participant’s order or account is blocked, frozen or rejected, the Transfer Agent shall promptly inform the Fund’s AML Officer, as identified to the Transfer Agent by the Fund from time to time (the “Designated Contact”), of the circumstances that led to the block, freeze or rejection.

III.	Section 1.2(c) of the AML Supplement is amended by deleting the entire section and replacing with the following:

Section 1.2 (c) Transaction Monitoring and Suspicious Activity Reporting and Filing.

The Bank shall maintain written internal controls and procedures reasonably designed to monitor transactions in Authorized Participant accounts using a risk-based approach. The Bank shall use the definitions and processes provided in the applicable rules and regulations promulgated under the Bank Secrecy Act and/or the Bank’s AML and Sanctions Program to determine what activity may be suspicious. The Bank shall determine whether a suspicious activity report (“SAR”) should be filed with the Financial Crimes Enforcement Network (“FinCEN”) as required by rules and regulations applicable to the Fund. If the Bank determines that a SAR is required to be filed, the Bank’s AML Compliance Officer supporting the Transfer Agent shall promptly notify the Designated Contact and the Bank shall prepare and file the SAR on behalf of the Fund. As an agent of the Fund, the Bank shall provide the SAR it has filed on behalf of the Fund, along with documentation supporting the filing of the SAR, to the Designated Contact within a reasonable time after filing and shall notify the Designated Contact if any further communication is received from the U.S. Department of the Treasury or other law enforcement agencies regarding such SAR. The Bank shall not disclose to any person other than FinCEN, authorized law enforcement agencies, authorized regulatory authorities, and the Designated Contact any information that would reveal the existence of a SAR it intends to file, or has filed, on behalf of the Fund, unless otherwise required by applicable law, rule, or regulation or government or court order. The Fund acknowledges that the Bank will not disclose to the Fund or the Designated Contact any information that would reveal the existence of a SAR it intends to file, or has filed, independently on its own behalf.

IV.	New Section 1.2(d) of the AML Supplement is hereby added as set forth below:

Section 1.2(d) Section 314(a) Requests.

Upon the request of the Fund, the Transfer Agent shall search the Fund’s Authorized Participant records for information responsive to requests made pursuant to Section 314(a) of the USA PATRIOT Act (a “Section 314(a) Request”). Within such request, the Fund may request that the Transfer Agent provide the Fund with certain information specified by the Fund regarding any positive match to the extent that the Fund determines such information would be required to be reported to FinCEN by the Fund in response to a Section 314(a) Request. The Fund shall provide the Transfer Agent with the information and data contained in the request necessary to perform the searches and shall provide the Transfer Agent with such additional information that Transfer Agent may reasonably request for determining whether there is a positive match. The Transfer Agent shall promptly notify the Designated Contact if a positive match is (or positive matches are) identified in connection with such searches and, in the event of a positive match (or positive matches), the Transfer Agent shall also promptly provide to the Designated Contact the requested information to the extent such information is maintained in the Transfer Agent’s recordkeeping system. The Fund shall be responsible for submitting to FinCEN the response to the Section 314(a) Request. The Transfer Agent will not disclose the fact that the Fund has received a Section 314(a) Request, except to the extent necessary to provide the Fund with information it has requested in accordance with this Section. The Fund acknowledges that the Bank and Transfer Agent each reserve the right to take such action(s) as it is required to take under applicable law, the Bank’s AML and Sanctions Program or the Transfer Agent’s AML Procedures.

V.	All references in the AML Supplement to “the Bank’s AML Program” are deleted and replaced with “the Bank’s AML and Sanctions Program.”

VI.	Except as specifically amended hereby, all other terms and conditions of the Agreement shall remain in full force and effect.

VII.

This Amendment may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same instrument. Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received via electronically transmitted forms.

[Signature page follows.]

IN WITNESS WHEREOF, each of the parties has caused this instrument to be executed in its name and on its behalf by its duly authorized representative under seal as of the date first above written.

THE SELECT SECTOR SPDR TRUST

By:	/s/ Ann Carpenter

Name:	Ann Carpenter
Title:	Deputy Treasurer

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Andrew Erickson
Andrew Erickson
Executive Vice President